RELIASTAR LIFE INSURANCE COMPANY

and its
SELECT∗LIFE VARIABLE ACCOUNT
and
RELIASTAR SELECT VARIABLE ACCOUNT

Supplement Dated February 7, 2012

This supplement amends certain information contained in your current prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference.

IMPORTANT INFORMATION REGARDING THE ING INVESTMENT MANAGEMENT CO.

Effective December 31, 2011, ING Investment Management Co. merged with and into ING Investment Management Co. LLC. Accordingly, all references in your prospectus or in any prospectus supplement to ING Investment Management Co. are deleted and replaced with ING Investment Management Co. LLC.

IMPORTANT INFORMATION REGARDING THE ING U.S. BOND INDEX PORTFOLIO

Effective on or about February 21, 2012, ING Investment Management Co. LLC will replace Neuberger Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index Portfolio. Accordingly, all references in your prospectus or in any prospectus supplement to Neuberger Berman Fixed Income LLC as subadviser for the ING U.S. Bond Index Portfolio are deleted and replaced with ING Investment Management Co. LLC.